Exhibit 21.1

Subsidiaries of Horizon Pharma, Inc.:

NAME:	JURISDICTION OF INCORPORATION:
Horizon Pharma USA, Inc.	Delaware
Horizon Pharma (UK) Limited	United Kingdom
Horizon Pharma AG	Switzerland
Horizon Pharma GmbH	Germany